Exhibit 11-1
The Navigators Group, Inc. and Subsidiaries
Computation of per Share Earnings
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Year Ended December 31,
	2006	2005	2004
Net income applicable to common stock	$72,563	$23,564	$34,865
Average number of common shares outstanding	16,722	13,528	12,598
Net income per share—Basic	$4.34	$1.74	$2.77
Average number of common shares outstanding	16,722	13,528	12,598
Add: Assumed exercise of stock options and vesting of stock grants	134	129	117

Common and common equivalent shares outstanding	16,856	13,657	12,715

Net income per share—Diluted	$4.30	$1.73	$2.74